October 15, 2019

Luis Zavala
Chief Financial Officer
Polar Power, Inc.
249 E. Gardena Blvd.
Gardena, CA 90248

       Re: Polar Power, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 001-37960

Dear Mr. Zavala:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing